CONSOL Energy Inc.

1800 Washington Road

Pittsburgh, PA 15241-1405

March 10, 2006

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CONSOL Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2004-File February 28, 2005

Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005-Filed May 2, 2005, August 3, 2005 and November 7, 2005

File No. 1-14901

Dear Ms. Davis:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the oral comments resulting from the discussion with the staff of the U. S. Securities and Exchange Commission (the “Commission”) per our telephone conversation on March 9, 2006 regarding the reporting of revenues from incidental production during the development phase of a mine.

We believe that changing the reporting of incidental production during the development phase would have an immaterial effect on prior period financial results as well as on total capitalized costs.

CONSOL Energy reports revenue from incidental production during the development phase as a reduction to capitalized development costs. See the following tables for an analysis of development tons, related revenues, related costs and related margins since 2002:

CONSOL Energy Inc. Response to SEC Comment

March 10, 2006

(Dollars and tons in thousands)

Period	Development Tons Removed	Revenue Dollars	Direct Cost Dollars	Pre-tax Earnings Impact	Pre-tax Earnings as Reported	Pre-tax % Impact
Year Ended 2005	65	$2,181	$1,698	$483	$654,684	0.07%
9 Mths Ended 2005	16	$523	$421	$102	$527,988	0.02%
Year Ended 2004	285	$7,458	$7,274	$184	$82,563	0.22%
Year Ended 2003	842	$20,861	$20,632	$229	$(33,507)	0.68%
Year Ended 2002	199	$3,866	$3,858	$8	$(40,423)	0.02%

Direct costs of production include expenses such as labor and labor related costs, operating supplies, power, production taxes, depreciation and preparation charges. These expenses were determined by looking to comparative producing mine costs per ton and applying the producing mine cost structure to the development tons produced. Comparative mines were similar in location, coal seam height, preparation facilities, etc.

The above analysis results in the following average revenue, average cost and average margin on a per ton basis:

Period	Revenue Dollar Per Ton	Direct Cost Dollar Per Ton	Average Margin of a Development Ton
Year Ended 2005	$33.55	$26.12	$7.43
9 Mths Ended 2005	$32.69	$26.31	$6.38
Year Ended 2004	$26.17	$25.52	$0.65
Year Ended 2003	$24.78	$24.50	$0.28
Year Ended 2002	$19.43	$19.39	$0.04

Average total company revenue dollars per ton and direct cost dollar per ton for the periods presented, as disclosed in the selected data section of the 2004 10-K and corresponding 2005 data, are as follows:

Period	Revenue Dollar Per Ton	Direct Cost Dollar Per Ton	Average Margin of a Development Ton
Year Ended 2005	$35.61	$30.06	$5.55
9 Mths Ended 2005	$35.38	$30.10	$5.28
Year Ended 2004	$30.06	$27.54	$2.52
Year Ended 2003	$27.61	$26.24	$1.37
Year Ended 2002	$26.76	$24.73	$2.03

CONSOL Energy Inc. Response to SEC Comment

March 10, 2006

Although we looked to comparative mine cost structures for the cost analysis above, it is important to note that generally, costs incurred during development are higher than costs incurred during production. Development expenses are higher than a producing mine due to the method of extraction employed. For example, most of our producing mines employ longwall methods of extraction which result in lower costs per ton. Longwall mining equipment is less labor and supply intensive and generates much more production. Development employs continuous miner machine methods which are much more labor and supply intensive compared to longwall mining machines.

Based on the above analysis using a similar producing mine cost structure, a change in methodology related to incidental tons sold during the development phase is immaterial to the financial results of CONSOL Energy. CONSOL Energy will change the method of accounting for this matter prospectively beginning in the first quarter 2006.

Total capitalized development costs under our current methodology at December 31, 2005 and 2004 are approximately $405 and $395 million, respectively. Under the proposed methodology of accounting for incidental development tons sold during the development phase, we estimate the reported balance for capitalized development would change by less than $2 million dollars, or less than 0.5%. This change is immaterial to total capitalized costs and to CONSOL Energy’s total assets for the periods presented. The following table estimates the additional depreciation, depletion and amortization expense that would be incurred if revenue from the sale of incidental development tons would not have reduced the amount of capitalized costs. The table also reflects the adjustment calculated previously, total of both adjustments and the impact on pre-tax earnings.

(Dollars in thousands)

Period	Estimated Additional DD&A (Expense)	Pre-tax Earnings Impact Calculated Above	Total Impact on Pre-tax Earnings	Pre-tax Earnings as Reported	Pre-tax % Impact
Year Ended 2005	$(78)	$483	$405	$654,684	0.06%
9 Mths Ended 2005	$(45)	$102	$57	$527,988	0.01%
Year Ended 2004	$(56)	$184	$128	$82,563	0.16%
Year Ended 2003	$(48)	$229	$181	$(33,507)	0.54%
Year Ended 2002	$(39)	$8	$(31)	$(40,423)	0.08%

Based on the above analysis, a change in methodology related to incidental tons sold during the development phase is immaterial to the financial results of CONSOL Energy. CONSOL Energy will change the method of accounting for this matter prospectively beginning in the first quarter 2006.

CONSOL Energy Inc. Response to SEC Comment

March 10, 2006

Based upon the responses provided I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (412) 831-4550. My fax number is (412) 831-4930.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and
Chief Financial Officer

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